SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month May 2011

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Lima, May 25, 2011

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 4 of the Material Events, Reserved Information and Others Communications Law approved by CONASEV Resolution N° 107-2002-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event.

Credicorp’s Board of Directors, in its session held on May 15, 2011, agreed to:

(i)	Replace Mr. Reynaldo Llosa Barber, member of the Audit Committee of Credicorp, who has hold office for the period for which he was elected; and

(ii)	Appoint Mr. Juan Carlos Verme Giannoni as a new member of this committee.

Hence, this Corporate Committee, of Credicorp’s subsidiaries is composed by Mr. German Suarez Chavez, Mr. Raimundo Morales Dasso, and Mr. Juan Carlos Verme Giannoni

Sincerely,

/s/ Mario Ferrari
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2011

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen
Authorized Representative